

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

January 13, 2017

<u>Via E-mail</u>
Mrs. Kimberly Springsteen-Abbott
Chief Financial Officer
Commonwealth Income & Growth Fund IV
17755 US Highway 19 North, Suite 400
Clearwater, FL 33764

> **RE: Commonwealth Income & Growth Fund IV**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed March 30, 2016**
> **File No. 333-62526**

Dear Mrs. Springsteen-Abbott:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief

Office of Manufacturing and Construction